SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2(b)
(Amendment No.)*

Lomond Therapeutics Holdings, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

54173L101
(CUSIP Number)

November 1, 2024
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 54173L101

1	NAMES OF REPORTING PERSONS
American Financial Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America - Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,722,222

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
1,722,222

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,722,222

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.33% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1) Percentage calculated based on 27,198,214 shares of Common Stock outstanding as of November 1, 2024, as reported by the Issuer in Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 7, 2024.

CUSIP No. 54173L101

1	NAMES OF REPORTING PERSONS
John B. Berding

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
411,111

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
411,111

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
411,111

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.51% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Percentage calculated based on 27,198,214 shares of Common Stock outstanding as of November 1, 2024, as reported by the Issuer in Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 7, 2024.

CUSIP No. 54173L101

1	NAMES OF REPORTING PERSONS
S. Craig Lindner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America - Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
436,111

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
436,111

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
436,111

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.60% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Percentage calculated based on 27,198,214 shares of Common Stock outstanding as of November 1, 2024, as reported by the Issuer in Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 7, 2024.

Item 1(a)	Name of Issuer: Lomond Therapeutics Holdings, Inc., a Delaware corporation (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Office: 8 The Green Ste 8490, Dover, Delaware 19901

Item 2(a)	Name of Person Filing: American Financial Group, Inc. (“AFG”), S. Craig Lindner and John B. Berding (each a “Reporting Party”)

Item 2(b)	Address of Principal Business Office: Each Reporting Party’s principal business office address is Great American Insurance Group Tower, 301 East Fourth Street, Cincinnati, Ohio 45202

Item 2(c)	Citizenship: U.S.A. – Ohio

Item 2(d)	Title of Class of Securities: Common stock, $0.0001 par value

Item 2(e)	CUSIP Number: 54173L101

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b), check whether the Person Filing is a: (g) a parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

Item 4	Ownership:

(a)	See Item 9 of page 2, 3 and 4.
(b)	See Item 11 of page 2, 3 and 4.
(c)	See Items 5-8 of page 2, 3 and 4.

AFG may be deemed to be the beneficial owner of 1,722,222 shares of Common Stock of the Issuer held by AFG’s wholly-owned subsidiary, Great American Insurance Company.  Also disclosed herein are (i) 436,111 shares that may be deemed to be beneficially owned by S. Craig Lindner, who serves as Co-Chief Executive Officer and a director of AFG, by and through members of his family and trusts for their benefit; and (ii) 411,111 shares that may be deemed to be beneficially owned by John B. Berding, who serves as President and a director of AFG, by and through members of his family and trusts for their benefit. Each Reporting Party expressly disclaims (a) membership in a “group” for purposes of this Schedule 13G; (b) beneficial ownership of any of the other Reporting Parties’ shares of Common Stock disclosed herein; and (c) beneficial ownership of the shares of Common Stock except to the extent of that Reporting Party’s pecuniary interest therein.

Item 5	Ownership of 5% or Less of a Class: N/A

Item 6	Ownership of More Than 5% on Behalf of Another Person: N/A

Item 7
Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company:  Great American Insurance Company (IC-Ohio) is a wholly-owned subsidiary of AFG.

Item 8	Identification and Classification of Members of the Group: N/A

Item 9	Notice of Dissolution of Group: N/A

Item 10
Certification:  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 8, 2024	American Financial Group, Inc.

Name:	/s/ Joseph C. Alter
Name:	Joseph C. Alter
Title:	Vice President and Secretary

/s/ S. Craig Lindner
S. Craig Lindner

/s/ John B. Berding
John B. Berding